EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2008
Excluding Interest on Deposits
Income before income taxes	$6,302

Fixed charges:
Interest expense	9,908
One-third of rents, net of income from subleases (a)	220

Total fixed charges	10,128

Add: Equity in undistributed loss of affiliates	454

Income before income taxes and fixed charges, excluding capitalized interest	$16,884

Fixed charges, as above	$10,128

Ratio of earnings to fixed charges	1.67

Including Interest on Deposits
Fixed charges, as above	$10,128
Add: Interest on deposits	8,200

Total fixed charges and interest on deposits	$18,328

Income before income taxes and fixed charges, excluding capitalized interest, as above	$16,884
Add: Interest on deposits	8,200

Total income before income taxes, fixed charges and interest on deposits	$25,084

Ratio of earnings to fixed charges	1.37

(a)      The proportion deemed representative of the interest factor.